

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Chong Chan Teo
Chief Executive Officer
Treasure Global Inc
276 5th Avenue, Suite 704 #739
New York, New York 10001

> **Re: Treasure Global Inc**
> **Registration Statement on Form S-3**
> **Filed March 22, 2024**
> **File No. 333-278171**

Dear Chong Chan Teo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenna Hough at 202-551-3063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Wofford